

June 21, 2012

Scott W. Holmes
Executive Vice President and Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, Tennessee 37203

> **Re:** **Healthcare Realty Trust Incorporated**
> **Form 10-K**
> **Filed February 22, 2012**
> **File No. 001-11852**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note your disclosure of Same Store NOI in your supplemental reporting package filed on Form 8-K. Please tell us what consideration you have given to providing a same store analysis in your MD&A.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 51

2. Please tell us how you determined it was appropriate to present Straight-line rent as a separate line item on the face of your income statement.

Consolidated Statements of Cash Flows, page 54

3. Please disclose a breakdown of your investment in real estate between amounts paid to acquire real estate, development and redevelopment activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 with any questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant